Exhibit 1

This announcement contains several forward-looking non-GAAP measures used by management to monitor the Group’s performance. For the non-GAAP information contained in this announcement, no comparable GAAP or IFRS information is available on a forward-looking basis and our forward-looking revenue and other components of the Group’s results, including the revenue generated from combustibles, cannot be estimated with reasonable certainty due to, among other things, the impact of foreign exchange, pricing and volume, which could be significant, being highly variable. As such, no reconciliations for this forward-looking non-GAAP information are available and we are unable to: present revenue before presenting New Category revenue or constant currency revenue; or present earnings per share before presenting constant currency adjusted diluted earnings per share.

8 December 2022
BRITISH AMERICAN TOBACCO p.l.c.
2022 Second Half Pre-Close Trading Update
closed period commencing 1 January 2023

DELIVERING AND TRANSFORMING FAST

Jack Bowles, Chief Executive:

“We continue to accelerate our A Better TomorrowTM transformation, at pace. We are confident in delivering our 2022 guidance, demonstrating once again the strength and resilience of our business. I am proud of our people and their focus on the delivery of our three strategic priorities.

Our New Category business continues to drive strong volume, revenue and market share growth and has become a significant contributor to group performance.

Our exciting new product launches and innovations, supported by further geographic expansion, have enabled the addition of another 3.2mn consumers within our non-combustible franchise1 in the first nine months, reaching 21.5mn.

We are investing in New Categories, driving sustainable growth, while making excellent progress in reducing operating losses. We expect growing contribution across all New Categories, and all Regions in 2022. We are confident in delivering our targets of £5bn revenue, and profitability by 2025.

In our combustibles business, we expect our targeted portfolio of brands across price tiers to deliver a robust performance across APME, AMSSA and Europe, driven by resilient volumes.

In the US, industry volumes remain under pressure due to ongoing macro-economic factors and post-Covid normalisation of consumption patterns. In order to offset early signs of accelerated downtrading in the industry in the second half of the year, we have recently activated commercial plans across specific brands, channels and states.

We expect to deliver strong adjusted operating margin improvement despite increasing inflation in our supply chain. This has been made possible through robust pricing, the scale of our brands and increasingly focusing our marketing investments. Our three year Quantum programme is expected to deliver in excess of £1.5bn annualised cost savings by the end of 2022.

Our business is highly cash generative, and in 2022 we expect another year of operating cash conversion well ahead of our 90% target. While expecting net finance costs to increase given the recent speed and significance of global interest rate rises and currency volatility, we will benefit from a 90% fixed debt-profile and an average maturity of over 10 years.

In summary, our transformation is accelerating, driven by our New Categories performance, and we are delivering on our full year guidance. Together, this will enable us to further invest in, and accelerate the transformation of, our business.”

FY 2022 guidance:
o	Revenue growth of 2% to 4% at constant currency rates
o	Mid-single figure adjusted diluted EPS growth at constant currency, including a transactional FX headwind of c.2%
o	FY global tobacco industry volume expected to be c. -2% (prev. c.-3%), driven by continued post COVID recovery in emerging markets

o	Net finance costs above £1.6bn, driven by rising interest rates and USD strength
o	Translation FX tailwind of c.7%[2] on adjusted diluted EPS growth for FY 2022
o	FY operating cash conversion in excess of 90% of adjusted profit from operations
o	We expect leverage for the full year at the high end of our corridor of 2-3x adjusted net debt3/ adjusted EBITDA[4], applying current exchange rates[2] until year end.

Trading update detail:

Vuse extending global leadership position5 in Vapour
o	Vuse global value share up 2.2 ppts Sept YTD vs. FY 2021, reaching 35.7% in key Vapour markets[6]
o	Vuse extends No.1 national leadership position in the US7, with leadership in 35 states and total Vapour value share of 39.3%, up 6.8 ppts Sept YTD vs. FY 2021
o	Continued strong incremental category growth internationally, driven by disposables segment
o	Recently launched Vuse Go has achieved No.2 value share in the UK and France
o	Rapid geographic rollout of Vuse Go, now launched in 12 markets glo continues to make category share gains
o	Category volume share up 1.6 ppts in key THP markets[8] to reach 19.5% Sept YTD
o	In Europe, glo reached 20.4% volume share, up 4.0 ppts in key THP markets[9] Sept YTD
o
In Japan, Hyper drove glo’s total nicotine volume share up 50 bps vs. FY 2021 to reach Sept YTD share of 7.3%; our THP category volume share was 20.2% Sept YTD down 1.0 ppt in a highly competitive market

o	Encouraging early results from Hyper X2 launch in Japan following national rollout in October and recent launches in 19 key markets globally, with further rollouts planned by year-end

Velo strong European leadership continues; unlocking Emerging Markets
o	Volume share leadership in Modern Oral in Europe at 69.1%
o	Velo remains volume share leader in 15 Modern Oral markets in Europe driven by innovation including Velo Mini pouches and our Velo Max ranges
o	Category volume share in key Modern Oral markets[10] at 30.6% Sept YTD, down 4.1 ppts vs. FY 2021, driven by the US, where we have continued to prioritise investment in the much larger Vapour category
o	In Pakistan, which is now our third largest Modern Oral market, Velo has achieved monthly volume of greater than 40mn pouches, demonstrating the potential of Modern Oral in Emerging Markets

Resilient combustibles performance
o	Group cigarette value share flat Sept YTD, with US and APME gains offset by AMSSA and Europe declines
o	Continued strong pricing partially offset by mainly geographic mix
o	Continued value share growth in the US, up 10 bps Sept YTD driven by our premium brands
o	US industry volumes will reflect increasing macro-economic pressures observed in H2
o	Our Group performance will additionally reflect the unwinding of prior year inventory in the US and the impact of the sale of our business in Iran in August last year
o	Robust financial performances across APME, AMSSA and Europe, including key markets Bangladesh, Pakistan, Poland, Romania, and Brazil

Accelerated ESG ambitions and targets
o	Race to Zero commitment embodied in our Low Carbon Transition plan published in September
o	Ambition to halve absolute emissions across our value chain by 2030[11] and achieve Net Zero by 2050 latest
o	18 certified carbon neutral manufacturing and commercial facilities[12] to date
o	Alliance for Water Stewardship certification has been achieved at our largest US manufacturing facility, as we progress towards 100% group certification by 2025

For further information, please contact:

British American Tobacco Press Office
+44 (0) 20 7845 2888 (24 hours) | @BATplc

British American Tobacco Investor Relations
Victoria Buxton / William Houston / Yetunde Ibe / John Harney
+44 (0) 20 7845 2012 / 1138 / 1095 / 1263

Webcast and Conference call - The conference call will begin at 8.30am (GMT).

You can access the audio webcast via our website. You can also listen via conference call by dialling the numbers below, using the password: BAT

United Kingdom Toll-Free: 0808 109 0700
United Kingdom Toll: +44 (0) 33 0551 0200

United States Toll-Free: 1 866 966 5335
United States New York: +1 212 999 6659

South Africa Toll-Free: 0 800 980 512
Johannesburg Toll: +27 (0) 11589 8302

A playback facility for the conference call will be available online via www.bat.com.

Market share and volume data YTD September 2022.

1 Non-Combustible Consumer Definition: The number of consumers of Non-Combustible products is defined as the estimated number of Legal Age (minimum 18 years, US: 21 years) consumers of the Group’s Non-Combustible products. In markets where regular consumer tracking is in place, this estimate is obtained from adult consumer tracking studies conducted by third parties (including Kantar). In markets where regular consumer tracking is not in place, the number of consumers of Non-Combustible products is derived from volume sales of consumables and devices in such markets, using consumption patterns obtained from other similar markets with consumer tracking (utilising studies conducted by third parties including Kantar). Target market for acquisition is existing adult smokers/nicotine users.

The number of Non-Combustible product consumers is used by management to assess the number of consumers regularly using the Group’s New Category products as the increase in Non-Combustible products is a key pillar of the Group’s ESG Ambition and is integral to the sustainability of our business.

The Group’s management believes that this measure is useful to investors given the Group’s ESG ambition and alignment to the sustainability of the business with respect to the Non-Combustibles portfolio.

2 Current exchange rates of USD/GBP 1.2366 as at 6 December 2022.

3 Adjusted net debt is not a measure defined by IFRS. Adjusted net debt is total borrowings, including related derivatives, less cash and cash equivalents and current investments held at fair value, excluding the impact of the revaluation of Reynolds American Inc. acquired debt arising as part of the purchase price allocation process.

4 Adjusted EBITDA is not a measure defined by IFRS. Adjusted EBITDA is profit for the year before net finance costs/income, taxation on ordinary activities, depreciation, amortisation, impairment costs, the Group’s share of post-tax results of associates and joint ventures, and other adjusting items.

5 Based on Vuse estimated value share from RRP in measured retail for Vapour (i.e., total Vapour category value in retail sales) in the USA, Canada, France, UK, Germany. These 5 markets cover an estimated c.80% of global closed system revenue.

6 Top 5 Vapour markets: US - Marlin, Canada - Scan Data, UK - Nielsen, France - Strator, Germany - Nielsen.

7 Based on US Marlin Value Share of Total Vapor (Feb. 2022 – Sept. 2022).

8 Top 9 THP markets: Japan - CVS-BC, South Korea - CVS, Italy - Nielsen, Hungary - Nielsen, Greece - Nielsen, Ukraine - Nielsen, Poland - Nielsen, Russia - Nielsen, Czech Republic - Nielsen. Russia will remain in the T9 THP markets until the transfer of the Russian business is complete. The THP T9 markets were adjusted in H2 2022, with Greece and Hungary introduced, replacing Germany and Romania. Accordingly, glo's category volume share for 2021 was rebased on the new definition from 18.1% to 17.9%.  The T9  THP markets account for c.80% of total industry THP revenue.
Category volume share 18.8% Sept YTD excluding Russia, up 1.2 ppts

9 Top 7 THP markets: Italy – Nielsen, Hungary – Nielsen, Greece – Nielsen, Ukraine – Nielsen, Poland – Nielsen, Russia – Nielsen, Czech Republic – Nielsen.

In Europe, excluding Russia glo’s volume share reached 18.8%, up 4.8ppts

10 Top 5 Modern Oral markets: US - Marlin, Sweden - Nielsen, Denmark - Nielsen, Norway - Nielsen, Switzerland - Scan Data excl. SPAR and Top CC. These 5 markets cover an estimated 80% of total industry revenue.

11 Compared to 2020 baseline. Comprises 50% reduction in Scope 1, 2 & 3 greenhouse gas emissions. Where Scope 3 emissions include purchased goods & services, upstream transportation & distribution, use of sold products, and end-of-life treatment of sold products; which collectively comprised >90% of BAT’s Scope 3 emissions in 2020.

12 Carbon neutrality relates to Scope 1 & 2 greenhouse gas (GHG) emissions, achieved by a combination of initiatives, including energy efficiency, emissions reduction, renewable energy use, the purchase of renewable energy certificates and offsetting.

Share growth refers to volume share for THP and Modern Oral and value share for Vapour
As used herein, volume share refers to the estimated retail sales volume of the product sold as a proportion of total estimated retail sales volume in that category and value share refers to the estimated retail sales value of the product sold as a proportion of total estimated retail sales value in that category. Please refer to the 2021 Annual Report on Form 20‐F for a full description of these measures, together with a description of other Key Performance Indicators (KPIs), on pages 302 and 303

New Categories comprises Tobacco Heating Products (THP), Vapour and Modern Oral. Our products as sold in the US, including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to Food and Drug Administration (FDA) regulation and no reduced-risk claims will be made as to these products without FDA clearance.

Note on Non-GAAP Measures

This announcement contains several forward-looking non-GAAP measures used by management to monitor the Group’s performance. For the non-GAAP information contained in this announcement, no comparable GAAP or IFRS information is available on a forward-looking basis and our forward-looking revenue and other components of the Group’s results, including the revenue generated from combustibles, cannot be estimated with reasonable certainty due to, among other things, the impact of foreign exchange, pricing and volume, which could be significant, being highly variable. As such, no reconciliations for this forward-looking non-GAAP information are available and we are unable to: present revenue before presenting New Category revenue or constant currency revenue; or present earnings per share before presenting constant currency adjusted diluted earnings per share.

The Group’s Management Board regularly reviews the measures used to assess and present the financial performance of the Group and, as relevant, its geographic segments, and believes that these measures provide additional useful information to investors. Certain of our measures are presented based on an adjusted basis and on a constant currency basis. Please refer to the 2021 Annual Report on Form 20‐F for a full description of each measure alongside non-financial KPIs, pages 302 and 303.

One non-GAAP measure which the Group uses and that is contained in this announcement is adjusted diluted earnings per share which is before the impact of adjusting items and is derived from diluted earnings per share. This announcement also contains operating cash conversion, a non-GAAP measure defined as net cash generated from operating activities before the impact of adjusting items and dividends from associates and excluding trade loans to third-parties, pension short fall funding, taxes paid and after net capital expenditure, as a proportion of adjusted profit from operations.

This announcement also contains adjusted net debt and adjusted EBITDA. The Group uses adjusted net debt and adjusted EBITDA to assess its financial capacity. The Management Board believes that these additional measures, which are used internally, are useful to the users of the financial statements in helping them to see how business financing has changed over the year.

Adjusting items, as identified in accordance with the Group’s accounting policies, represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence. These include significant items in, profit from operations, net finance costs, taxation and the Group’s share of the post‐tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe such results excluding the impact of adjusting items provide additional useful information to investors regarding the underlying performance of the business on a comparable basis.

The Group’s management reviews a number of our IFRS and non‐GAAP measures for the Group and its geographic segments at constant rates of exchange. This allows comparison of the Group’s results, had they been translated at the previous year’s average rates of exchange. The Group does not adjust for the normal transactional gains and losses in operations that are generated by exchange movements. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe that such results excluding the impact of currency fluctuations year‐on‐year provide additional useful information to investors regarding the operating performance on a local currency basis.

Forward looking statements
References in this announcement to ‘BAT’, ‘Group’, ‘we’, ‘us’ and ‘our’ when denoting opinion refer to British American Tobacco p.l.c. (BAT PLC) and when denoting business activity refer to BAT Group operating companies, collectively or individually as the case may be.

This announcement does not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any BAT PLC shares or other securities. This announcement contains certain forward-looking statements, including “forward-looking” statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables that could cause actual results and performance to differ materially from those currently anticipated.

Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; the inability to develop, commercialise and deliver the Group's New Categories strategy; adverse litigation and dispute outcomes and the effect of such outcomes on the Group's financial condition; the impact of significant increases or structural changes in tobacco, nicotine and New Categories related taxes; translational and transactional foreign exchange rate exposure; changes or differences in domestic or international economic or political conditions; the ability to maintain credit ratings and to fund the business under the current capital structure; the impact of serious injury, illness or death in the workplace; adverse decisions by domestic or international regulatory bodies; and changes in the market position, businesses, financial condition, results of operations or prospects of the Group.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

No statement in this announcement is intended to be a profit forecast and no statement in this announcement should be interpreted to mean that earnings per share of BAT PLC for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT PLC.

Additional information concerning these and other factors can be found in BAT PLC filings with the U.S. Securities and Exchange Commission (SEC), including the Annual Report on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov, and the Company’s Annual Reports, which may be obtained free of charge from the British American Tobacco website http://www.bat.com.